Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

* * *

The following is a press release issued by Gas Natural SDG, S.A. in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

Communications Department
RULING OF THE EU COURT SETS A PRECEDENT FAVORABLE TO THE COMBINATION OF ENDESA AND GAS NATURAL

•      In the opinion of Gas Natural, the ruling sets forth the rules whereby a transaction such as that indicated by the gas company should indeed be approved by the authorities.

•      Gas Natural declares its full adherence to the ruling issued by the Court of First Instance in Brussels.

The ruling of the Court of First Instance in Brussels, which was handed down today in favor of the European Commission and maintains the veto over the plan of acquisition of Gas de Portugal by Energias de Portugal, is favorable to Gas Natural, which was part of the process supporting the arguments of the European Commission.

The ruling confirms that the relevant market is Portugal, not the Iberian Peninsula, since MIBEL is not established and is not expected to be established soon.

The ruling argues that the Portuguese energy markets are quite concentrated: in the electricity market, EdP is practically the sole operator (shares of between approximately 70% and 100%), and in the gas market, GdP has the monopoly because the market has still not been opened up. (Portugal enjoys a moratorium with respect to the directive until 2007).

According to the ruling, the divestitures offered by EdP and ENI to defend the transaction have been deemed insufficient and ambiguous.

GAS NATURAL SDG, S.A.

Av. Portal de l’Angel, 22
08002 Barcelona

Tel.: 93 402 56 88/87
Fax: 93 402 58 62

www.gasnatural.com

The precedent set by this ruling is favorable to the proposed combination of Gas Natural and Endesa, because it does not involve the joining of two sole competitors of a country. Gas Natural and Endesa are two complementary operators in an open market context with a number of competitors.

In contrast, in Portugal, Gas de Portugal and EdP are the only competitors in a market still closed to competition from the rest of Europe, and in the specific case of the electricity market, liberalization has only just begun.

According to Gas Natural, if this same doctrine is applied to the transaction to combine Gas Natural SDG and Endesa, the result is estimated to be favorable to the transaction, since:

1.	In the Spanish electricity market, there are currently four competitors, and only the fifth (Gas Natural) would disappear upon completion of the transaction. The proposed plan fosters a more competitive situation in balancing the energy generation mix, and in providing a greater volume of divestments than the electricity assets Gas Natural brings to the transaction.

2.	In the gas market, one of the less significant competitors of the four or five already in the market would disappear, and the transaction also enables the creation of a new major competitor.

In addition, liberalization in Spain is a fact: in the electricity sector, of the four established operators, one of them is Portuguese; and in the case of the gas market, Spain is the most open country in continental Europe, with a principal operator and several new entrants from various countries.

In the transaction proposed by Gas Natural, the divestitures being offered clearly facilitate competition. They are quite transparent and can easily be evaluated by the authorities.

Finally, it should be added that, for these divestitures, the proposed purchaser is Iberdrola, an operator with the technical and economic capacity that, in the opinion of Gas Natural, can use these assets in a more competitive manner.

Barcelona, September 21, 2005